United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: February 24, 2023		Head of Investor Relations

Vale's 4Q22 and 2022 Performance

February 17, 2023

VALE

Disclaimer

"This presentation may include statements that present Vale's expectations about future events or results. All statements, when based upon expectations about the future involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; (e) global competition in the markets in which Vale operates; and (f) the estimation of mineral resources and reserves, the exploration of mineral reserves and resources and the development of mining facilities, our ability to obtain or renew licenses, the depletion and exhaustion of mines and mineral reserves and resources. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under "Forward-Looking Statements" and "Risk Factors" in Vale's annual report on Form 20-F.

VALE

1. Opening remarks

We have materially de-risked Vale

Strategic roadmap 2019-2022


Reshaping
Sound cash flow generation
Discipline in capital allocation

Strategy to the Vale of the future

promote *sustainable mining*

- *People-driven*
- *Reliable operator*
- *Benchmark in safety and dam management*
- *Shared value*
- *Nature positive*

foster *low carbon solutions*

- *Focused on high quality products and resources*
- *Energy transition materials*
- *Iron Solutions*
- *Circular mining*

stay *disciplined*

- *Efficient capital allocation*
- *Attractive cash return to shareholders*
- *Strong balance sheet*
- *Cost and capex efficiency*

We exist to improve life and transform the future. Together.

VALE

Business and Financial highlights

Focusing and strengthening the core	• New organizational design • Jerome Guillen announced as independent Director for the Energy Transition Materials business
Iron Solutions	• Strong iron ore fines sales, up 24% q/q • Strong price realization, All-in cost decline • Gelado project commissioning
Energy transition materials	• Strong nickel sales up 32% q/q, 6% production increase y/y • Sudbury mines with the highest quarterly production rates since 2Q19 • Salobo III project successful start-up • Long-term nickel sulfate supply agreement with General Motors (GM)
Sustainable mining	• Human Rights due diligence completed for 100% of operations in Brazil • Multi-company initiative to restore and protect 4 million ha of forests[1] • B3/B4 dam emergency level lowered from 3 to 2
Capital allocation	• US$ 1.8 billion dividend announced, with payment in March • 43% of current buyback program completed[2]

VALE

[1] In different Brazilian biomes over 20 years. [2]As of Feb 16, 2023. Approximately 213 million repurchased shares (43% of 3rd announced program)

Organizational improvements to better support business

New Executive Committee design

- Greater focus on core assets
- Accelerate management model implementation for greater operational reliability
- Foster execution and innovation in high-quality products
- Continuously promote technical excellence

Eduardo Bartolomeo
CEO

Executive Vice-Presidents

Alexandre Pereira Projects	Marcello Spinelli Iron Solutions
Alexandre D'Ambrosio Corporate & External Affairs	Maria Luiza Paiva Sustainability
Carlos Medeiros Operations	Marina Quental People
Deshnee Naidoo Energy Transition Materials	Rafael Bittar Technical
Gustavo Pimenta Finance & Investor Relations	*Main changes

VALE

Strengthening our portfolio and building iron solutions

Focus on increasing high-quality volumes

Iron ore production

Mt


Average sales Fe content
62.2%
62.9%
~63.5%
308
310-320
340-360
2022
2023
2026

Supplying green iron solution for steelmaking

- Announcement of Mega Hubs in the Middle East for DR production
- Start-up of first green briquette plant in 1H23
- Improving concentration to deliver high-quality feedstock

Progressing on Energy Transition Materials agenda

Progressing on the strategic agenda

- Key agreements with EV players: Northvolt, Tesla and GM
- LT agreement with GM to supply nickel sulfate from plant in Quebec
- Salobo 3 successful start up

Stabilizing operations for growth

Nickel
kt



179
160–175
230–245
200–220
Indonesian JV's exposure
2022
2023
2026

Copper
kt



253
335–370
390–420
2022
2023
2026

A lasting safety approach

- ~80% decrease in high potential recordable injuries (N2) for critical activities
- TRIFR[1] at 1.12, the lowest since the beginning of the historical series
- 40% completion[2] of our Upstream Dam De-characterization Program
- ~90% adherence to the GISTM requirements[3]



- *B3/B4 dam had its emergency level reduced from 3 to 2 after successful safety improvements*

[1] Total Recordable Injury Frequency Rate. [2] Considering 12 out of 30 structures. [3] Global Industry Standard for Tailings Management, adherence related to the critical tailings storage facilities.

Sustainable mining at the core

Environmental

- Natural gas supply agreement for São Luis pelletizing plant (starting in 2024)
- Low-carbon agreements with clients (50% of our scope 3 emissions)
- +172,000 ha of forests protected / recovered since 2019

Non-exhaustive

Social

- 100% of Brazilian operations with Human Rights due diligences
- 78% of priority communities in Brazil with relationship plans
- Tackling extreme poverty: initiatives for 30,000 people

Brumadinho Integral Reparation Program


Pending completion
42.0%
R$ 37.7 billion[1]
58.0%
Completed

Mariana's housing rights restoration[2]


Housing solutions delivered
2.5X
126
315
143
584
Until 2021
2022
Ongoing
Total

[1] As of February 2021. [2] Source: www.fundacaorenova.com.

2. Financial Performance

EBITDA $1bn higher on better volumes, prices and freight

EBITDA – 4Q22 vs. 3Q22
US$ million


• + 15.8 Mt Iron Ore fines
• + 13.9 kt Nickel
4,002
694
237
268
-33
-167
5,001
EBITDA pro forma 3Q22[1]
Volume
Price
Bunker & Oil
Costs and expenses
Others[2]
EBITDA pro forma 4Q22[1]

[1] Net of Brumadinho expenses. [2] Includes US$ 40 million of FX effect, US$ -291 million of non-recurrent tax effect and US$ 83 million of dividends and others

Higher realized price despite lower reference price


Price realization Iron ore fines – 4Q22
US$/t
% change vs. 3Q22
Impact of pricing system adjustments
-4.2%
99.0
1.6
-0.5
1.4
0.4
5.3
+4.0%
107.4
-3.2
-8.5
+3.2%
95.6
Average reference price 4Q22 (dmt)
Quality and premiums¹
Provisional prices in prior quarter²
Lagged prices
Current prices
Provisional prices in current quarter³
CFR reference (dmt)
Adjustments for FOB sales⁴
Moisture
Vale realized price (wmt)⁵

[1] Includes quality (US$ 0.8/t) and premiums/discounts and commercial conditions (US$ 0.8/t). [2] Adjustment as a result of provisional prices booked in 3Q22 at US$ 95.2/t. [3] Difference between the weighted average of the prices provisionally set at the end of 4Q22 at US$ 116.3/t based on forward curves and US$ 99.0/t from the 4Q22 average reference price. [4] Includes freight pricing mechanisms of CFR sales freight recognition. [5] Vale's price is net of taxes.

All-in cash cost improvement on better freight

Iron ore fines & pellets EBITDA break-even

US$/t

	2022	3Q22	4Q22	q/q main variation
Vale's C1 cash cost ex-third-party purchase cost	19.6	19.4	19.5	
Third-party purchases cost adjustments	2.8	3.4	2.2	• Lower third-party purchase volumes (-1.1 Mt) and lower share in total sales (6.3% vs. 9.5% in Q3)
Vale's iron ore cash cost (ex-ROM, ex-royalties), FOB	**22.5**	**22.8**	**21.7**	
Iron ore fines freight cost	20.2	22.4	18.8	• Lower bunker fuel costs (-US$ 2.8/t) • Seasonally lower spot affreightment (-US$ 0.5/t)
Iron ore fines distribution cost	2.0	2.2	1.9	
Iron ore fines expenses & royalties	6.9	5.8	7.2	• One-off tax settlement in Pará (US$ 2.7/t)[1]
Iron ore fines moisture adjustment	4.6	4.7	4.3	
Iron ore fines quality adjustment	(1.8)	(0.6)	(1.6)	• Higher IOCJ and BRBF sales
Iron ore fines EBITDA break-even (US$/dmt)	**54.4**	**57.3**	**52.3**	
Iron ore fines pellet adjustment	(5.1)	(6.0)	(3.8)	• Lower pellet premiums, after record in Q3 (-US$ 20/t of contractual premiums)
Iron ore fines and pellets EBITDA break-even (US$/dmt)	**49.3**	**51.3**	**48.5**	

All-in guidance 2023 US$47/t

[1] Considers the period of Jan-Sep/22.

Energy Transition Materials EBITDA 113% higher due to better prices across the board and lower costs in Nickel

Energy Transition Materials EBITDA [1] – 4Q22 vs. 3Q22
US$ million


364
268
96
49
775
3Q22
Prices
COGS & Expenses (incl. FX)
Volume & by-products
4Q22

Nickel realized price up 13%
Increase in reference price

Copper realized price up 32%
Increase in reference price and forward prices

Nickel sales up 32%
58 kt in 4Q22 vs. 44kt in 3Q22

Nickel unit COGS down 16%[2]

[1] Including marketing activities. [2] Unit COGS excluding marketing activities.

In Nickel, costs decreased q/q on the back of one-off event in 3Q22

Nickel all-in costs
US$/t

	2022	3Q22	4Q22	q/q main variation
COGS ex-third party	18,346	21,717	18,660	• Carryover of high-cost inventories in 3Q22; fixed cost dilution from higher nickel sales
COGS	19,351	23,214	19,577	
By-product revenues	(6,798)	(6,663)	(6,390)	
COGS after by-product revenues	**12,553**	**16,551**	**13,187**	
Other expenses[1]	847	705	1,017	• Maintenance expenses related to assets in C&M
Total costs	**13,400**	**17,256**	**14,204**	
Average aggregate premium/discount	40	(190)	250	• Higher share of Class II products in the mix
All-in costs (EBITDA breakeven)	**13,440**	**17,066**	**14,545**	

All-in guidance 2023 US$13,000/t

[1] Includes SG&A, R&D, pre-operational expenses and other expenses.

All-in unit cost was impacted by lower volumes in Copper

Copper all-in costs
US$/t

	2022	3Q22	4Q22	q/q main variation
COGS	6,304	5,170	6,264	• Lower volumes affecting fixed cost dilution
By-product revenues	(2,644)	(2,390)	(2,372)	
COGS after by-product revenues	**3,660**	**2,780**	**3,892**	
Other expenses[1]	970	952	1,201	• Lower volumes affecting dilution of expenses
Total costs	**4,630**	**3,732**	**5,093**	
TC/RCs penalties, premiums and discounts	461	452	470	
All-in costs (EBITDA breakeven)	**5,091**	**4,184**	**5,563**	
All-in costs (EBITDA breakeven) ex-Hu'u	**4,502**	**3,638**	**4,932**	

All-in guidance 2023
US$3,200/t

[1] Includes SG&A, R&D, pre-operational expenses and other expenses.

VALE

17

Higher sales and prices led to seasonal increase in accounts receivable

Free cash flow – 4Q22
US$ million


Accounts Receivable change:
• Accrual US$ 1,027 million⁴
• Provisional prices US$ 921 million
• Share buyback: US$ 966 million
5,001
-1,800
-573
-265
-1,787
-589
-13
-490
-503
4Q22 proforma EBITDA
Working capital
Brumadinho & decharacterization expenses¹
Income taxes & REFIS
CAPEX
Others²
Free cash flow from operations
Cash management & others³
Decrease in cash & cash equivalents

[1] Includes US$ 389 million of disbursement of Brumadinho and de-characterization provisioned expenses and US$ 184 million of Brumadinho incurred expenses. [2] Includes interest on loans, derivatives, leasing, dividends paid to noncontrolling interest, shareholders debentures, payments to Renova and others. [3] Includes US$ 966 million of share buyback, US$ 500 million of debt funding and US$ 24 million of debt repurchased. [4] Includes volume and price variation

Disciplined capital allocation focused on shareholder return


Shareholder remuneration
US$ billion
Share buyback
Extraordinary dividends
Dividends
Free cash flow returned to shareholder (%)
95%
19.1
5.6
5.9
7.6
223%
12.6
6.0
0.7
5.9
2.4
0.6
1.8
2021
2022
2023[1]

25% of dividend yield accumulated in 2 years[2]

13% of outstanding shares bought since April 2021

[1] Includes dividends to be paid in Mar/23 and Share buyback up to Feb 16th, 2023. [2] Considers ~US$22 billion of dividends and Vale's share price on December 30th, 2020. Includes dividends to be paid in Mar/23.

Closing remarks

A fit-for-purpose organization to deliver on Vale's long-term strategy

Taking actions to serve a growing market demand for quality products

Delivering on new projects for the energy transition

Capital discipline and shareholders' return remain a priority

VALE